Exhibit 99.1
Press Release

Fiat Chrysler Automobiles announces that Chrysler Group LLC issued today US retail sales in November 2014.

Chrysler Group LLC Reports November 2014 U.S. Sales Increased 20 Percent; Best November Sales Since 2001

•      56th-consecutive month of year-over-year sales gains

•      Chrysler, Jeep®, Dodge, Ram Truck and FIAT brands each post sales gains in November compared with same month a year ago

•      Chrysler 200 sales up 155 percent; best November sales ever

•      Ram pickup truck sales up 21 percent; best November sales ever

•      11 Chrysler Group vehicles set sales records in November

•      Jeep brand sales up 27 percent; best ever November sales

•      Ram 1500, Jeep Grand Cherokee, Chrysler 200, Chrysler Town & Country, Dodge Grand Caravan, Dodge Durango, and Fiat 500 rated “Best Buys” by leading consumer publications for 2015 model year

Auburn Hills, Mich., Dec. 2, 2014 – Chrysler Group LLC today reported U.S. sales of 170,839 units, a 20 percent increase compared with sales in November 2013 (142,275 units), and the group’s best November sales since 2001.

The Chrysler, Jeep®, Dodge, Ram Truck and FIAT brands each posted year-over-year sales gains in November compared with the same month a year ago. The Ram Truck brand’s 31 percent increase was the largest sales gain of any Chrysler Group brand and the brand’s best November sales since 2003. The group extended its streak of year-over-year sales gains to 56-consecutive months.

“Sales of our all-new Chrysler 200 sedan were up a strong 155 percent in November, helping Chrysler Group to achieve its 56th-consecutive month of year-over-year sales gains,” said Reid Bigland, Head of U.S. Sales. “In total we had 11 vehicles last month that set new sales records. Calendar year to date, Chrysler Group remains the fastest growing automaker in the country.”

Eleven Chrysler Group vehicles set records in the month of November. The Dodge Dart, Ram ProMaster and Ram Cargo Van each recorded their best ever monthly sales. In addition, the all-new Jeep Cherokee, Jeep Wrangler, Jeep Patriot, Chrysler 200, Dodge Challenger, Dodge Journey, Fiat 500L, and Ram pickup truck logged their best ever November sales. Sales of the Chrysler 200 mid-size sedan were up 155 percent in November, the mid-size sedan’s best monthly sales this year. The Ram Truck and Chrysler brands recorded the largest percentage sales gains of Chrysler Group brands in November.

Chrysler Group finished the month of November with an 80 days supply of inventory (549,086 units). U.S. industry sales figures for November are internally projected at an estimated 17.5 million units Seasonally Adjusted Annual Rate (SAAR).

Ram Truck Brand

Sales of the Ram pickup were up 21 percent in November, its 55th-consecutive month of year-over-year sales gains. It was the pickup truck’s best ever November sales. Ram Light Duty sales increased 30 percent in November while Ram Heavy Duty pickups were up 3 percent. The editors of Motor Trend named the Ram 1500 the winner of their 2015 half-ton truck shootout in November. The judges were particularly impressed with the performance of the Ram 1500’s EcoDiesel V-6 engine as well as its eight-speed TorqueFlite transmission, a combination that boasts best-in-class 28 mpg fuel economy. The 1500 was named 2015 Green Truck of the Year by the Green Car Journal in November, and earned a “Best Buy” designation from Consumer Guide Automotive and Consumers Digest.

Ram Truck brand sales, which include the Ram ProMaster van and Ram Cargo Van, were up 31 percent, the brand’s best November sales in 11 years. Both the ProMaster and Cargo Van recorded their best ever monthly sales last month.

Chrysler Brand

Chrysler brand sales were up 30 percent, the brand’s best November sales since 2007. The brand’s increase was driven largely by the all-new 2015 Chrysler 200 sedan. Sales of the 200 were up 155 percent, the mid-size sedan’s best ever sales in the month of November and its best sales month this year. The 200 earned a “Best Buy” from Consumers Digest and from Consumer Guide Automotive in November, as well as the “Best Sedan” award from the Hispanic Motor Press Awards. Both consumer publications designated the Chrysler Town & Country minivan as a “Best Buy” as well.

Sales of the Chrysler 300 increased 18 percent last month, the full-size sedan’s best November sales in seven years. The Chrysler brand unveiled the new 2015 Chrysler 300 at the Los Angeles Auto Show in November. The new 2015 Chrysler 300 takes the nameplate’s style and sophistication to new levels through iconic design proportions and inspired materials, world-class quality and craftsmanship, best-in-class 31 miles per gallon (mpg) highway fuel economy, and class-exclusive innovations – including a state-of-the-art TorqueFlite eight-speed transmission now standard on every model.

Jeep® Brand

Jeep brand sales were up 27 percent, the brand’s best sales performance ever in the month of November and its 14th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in each month this year, including its all-time sales record in May. The Jeep Cherokee, Wrangler and Patriot each logged their best ever November sales. The all-new Cherokee was the brand’s highest-volume seller for the third-consecutive month.

For a fifth-consecutive year, the Wrangler, Mopar’s most-accessorized vehicle, was recognized as the “Hottest 4x4-SUV” at the 2014 Specialty Equipment Market Association (SEMA) trade show in November. Sales of the flagship Jeep Grand Cherokee were up 3 percent, its best November sales in 11 years. Consumers Digest designated the Grand Cherokee as a “Best Buy” in the Mid-Size SUV category in November.

FIAT Brand

FIAT brand sales were up 1 percent, its best November sales since 2012. The brand’s increase was driven by the 20 percent year-over-year increase in Fiat 500L sales. The 500L recorded its best November sales ever. The Fiat 500 earned a “Best Buy” in the Subcompact segment last month from Consumers Digest.

The FIAT brand unveiled the all-new 2016 Fiat 500X at the Los Angeles Auto Show in November. The 500X is the latest addition to the FIAT lineup in North America, combining the authentic Italian design and engaging driving dynamics synonymous with the FIAT brand, together with an advanced all-wheel-drive system, unmatched functionality, and a full array of safety, comfort and convenience features.

Dodge Brand

Dodge brand sales were up slightly year-over-year in November, the brand’s best November sales since 2007. Sales of the Dodge Dart were up 39 percent, the compact sedan’s best ever monthly sales, eclipsing the all-time record it set in May of this year. The Dodge Challenger and Dodge Journey each recorded their best ever sales for the month of November. The Challenger’s 51 percent increase was the largest percentage sales gain of any Dodge brand model in the month. The all-new 2015 Dodge Challenger SRT Hellcat, which began shipping to Dodge dealers in November, was named the “Best Sportscar” by the Hispanic Motor Press Awards and “Best Muscle Car” by Popular Mechanics. Sales of the Journey mid-size crossover were up 46 percent. The Dodge Durango and Dodge Grand Caravan each earned a “Best Buy” from Consumers Digest and from Consumer Guide Automotive in November.

Chrysler Group LLC U.S. Sales Summary November 2014
	Month Sales		Vol %	Sales CYTD		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Alfa 4C	24	0	New	24	0	New
ALFA BRAND	24	0	New	24	0	New
500	1,984	2,138	-7%	31,406	33,510	-6%
500L	1,127	937	20%	10,931	5,981	83%
FIAT BRAND	3,111	3,075	1%	42,337	39,491	7%
200	14,317	5,621	155%	101,134	116,828	-13%
300	4,871	4,115	18%	49,390	52,843	-7%
Town & Country	8,055	11,288	-29%	127,331	112,551	13%
CHRYSLER BRAND	27,243	21,024	30%	277,855	282,222	-2%
Compass	4,099	3,547	16%	56,318	49,459	14%
Patriot	7,546	5,148	47%	84,028	69,639	21%
Wrangler	13,592	11,753	16%	161,325	143,474	12%
Cherokee	16,945	10,169	67%	160,793	10,748	1396%
Grand Cherokee	15,307	14,798	3%	166,610	157,758	6%
JEEP BRAND	57,489	45,415	27%	629,074	437,179	44%
Dart	9,012	6,486	39%	76,977	77,939	-1%
Avenger	540	4,887	-89%	51,250	88,892	-42%
Charger	6,569	6,985	-6%	85,677	88,191	-3%
Challenger	4,157	2,757	51%	46,673	48,590	-4%
Viper	45	41	10%	671	536	25%
Journey	7,530	5,155	46%	85,151	76,317	12%
Caravan	8,842	9,614	-8%	122,899	112,793	9%
Durango	5,413	5,581	-3%	58,279	55,351	5%
DODGE BRAND	42,108	41,506	1%	527,577	548,654	-4%
Ram P/U	35,865	29,635	21%	395,567	322,268	23%
Cargo Van	1,709	792	116%	9,941	8,149	22%
ProMaster Van	3,290	828	297%	15,003	1,398	973%
RAM BRAND	40,864	31,255	31%	420,511	331,815	27%
TOTAL CHRYSLER GROUP LLC	170,839	142,275	20%	1,897,378	1,639,361	16%
TOTAL CAR	41,519	33,030	26%	443,202	507,374	-13%
TOTAL TRUCK	129,320	109,245	18%	1,454,176	1,131,987	28%

For additional information: Ralph Kisiel +1 248-512-2757 (office) +1 248-705-9688 (cell) ralph.kisiel@fcagroup.com www.fcagroup.com